SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Yuma Energy, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

98872E 10 8
(CUSIP Number)

Reid. A Godbolt, Esq. Jones & Keller, P.C. 1999 Broadway, Suite 3150 Denver, Colorado 80202 (303) 573-1600
(Name, address and telephone number of person authorized to receive notices and communications)

September 10, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98872E 10 8	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sam L. Banks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – merger transaction
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	41,153,717
SHARES BENEFICIALLY	8	SHARED VOTING POWER	-0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	40,871,229
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,153,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)
This calculation is based on 71,224,786 shares of common stock, no par value (“Common Stock”), of Yuma Energy, Inc. (formerly Pyramid Oil Company), a California corporation (the “Company”), outstanding as of September 10, 2014 after giving effect to the merger (the “Merger”) of Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, with and into Yuma Energy, Inc., a Delaware corporation (“Old Yuma”) and the Company changing its name to “Yuma Energy, Inc.”, as reported in the Current Report on Form 8-K (the “Report”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 16, 2014.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Yuma Energy, Inc., a California corporation (the “Company”). The principal executive offices of the Company are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Sam L. Banks (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 1177 West Loop South, Houston, Texas 77027.

(c)
The Reporting Person is the Chairman and Chief Executive Officer of the Company. The Company’s principal executive offices are located at 1177 West Loop South, Houston, Texas 77027. The principal business of the Company is a U.S.-based oil and gas company focused on the exploration for, and development of, conventional and unconventional oil and gas prospects.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person acquired the securities of the Company on September 10, 2014 in connection with the merger (the “Merger”) of Pyramid Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), with and into Yuma Energy, Inc., a Delaware corporation (“Old Yuma”), pursuant to that certain Amended and Restated Agreement and Plan of Merger and Reorganization dated as of August 1, 2014 (the “Merger Agreement”), by and among the Company, Old Yuma, Merger Sub and Pyramid Delaware Merger Subsidiary, Inc. The Merger Agreement further resulted in a change of control of the Company, and its board of directors and executive officers now include persons affiliated with Old Yuma. Also on September 10, 2014, the Company changed its name to “Yuma Energy, Inc.”

Pursuant to the Merger, each share of common stock, $0.01 par value per share (“Old Yuma Common Stock”), of Old Yuma, was exchanged for the right to receive approximately 757.34 shares of Common Stock, each share of Series A preferred stock, $0.01 par value per share (“Series A Preferred Stock”), of Old Yuma, was exchanged for the right to receive approximately 914.18 shares of Common Stock, and each share of Series B preferred stock, $0.01 par value per share (“Series B Preferred Stock”), of Old Yuma, was exchanged for the right to receive approximately 384.87 shares of Common Stock.  The offer and sale of the Common Stock issued in the exchange was registered under the Securities Act of 1933, as amended (the “Securities Act”), on Form S-4 (File No. 333-197826), originally filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2014.

Upon consummation of the Merger, the Reporting Person received a total of 40,871,229 shares of Common Stock in exchange for his shares of Old Yuma Common Stock. In addition, the Company assumed the Reporting Person’s outstanding Old Yuma restricted stock award, which was exchanged for a restricted stock award denominated in shares of Common Stock in the amount of 282,488 shares of restricted common stock of the Company, subject to vesting as follows: 112,594 shares vest on April 1, 2015, 37,867 shares vest on May 20, 2015, 56,293 shares vest on December 31, 2015, 37,867 shares vest on January 1, 2016, and 37,867 shares vest on January 1, 2017.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the Common Stock reported herein for investment purposes and as part of his compensation for serving as Chief Executive Officer of the Company. The Reporting Person intends to review his investment in the Company from time to time and, depending on market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may make purchases or sales of Common Stock in open market or private transactions, sell all or any portion of the Common Stock the Reporting Person has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Company. The Reporting Person may in the future acquire, restricted stock awards, stock options, restricted stock units or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of the Company.

The Reporting Person is the Chairman and Chief Executive Officer of the Company and serves as a member of the board of directors of the Company, and in such capacities, the Reporting Person will take an active role in working with the Company’s other management members on operational, financial and strategic initiatives and may be involved from time to time in the consideration of matters specified in the next sentence on behalf of the Company. Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s articles of incorporation, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)                      The Reporting Person is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 41,153,717 shares of Common Stock (which includes 282,488 shares of restricted common stock subject to a restricted stock award), which represents approximately 57.7% of the outstanding shares of Common Stock as reported in the Company’s Current Report on Form 8-K filed on September 16, 2014 with the SEC. Of the 41,153,717 shares of Common Stock, 282,488 shares are subject to a restricted stock award assumed by the Company upon the consummation of the Merger and vest as follows: 112,594 shares vest on April 1, 2015, 37,867 shares vest on May 20, 2015, 56,293 shares vest on December 31, 2015, 37,867 shares vest on January 1, 2016, and 37,867 shares vest on January 1, 2017. The Reporting Person has sole power to vote or direct the vote of 41,153,717 shares of Common Stock. The Reporting Person has sole power to dispose or to direct the disposition of 40,871,229 shares of Common Stock. The Reporting Person has sole voting, but not dispositive, power with respect to 282,488 shares of restricted common stock that will vest as set forth above.

(c)           Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description of Exhibit

1
Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among Yuma Energy, Inc., Pyramid Oil Company, Pyramid Delaware Merger Subsidiary, Inc., and Pyramid Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1A to the Yuma Energy, Inc. (formerly Pyramid Oil Company) Current Report on Form 8-K filed with the Commission on August 4, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAM L. BANKS

Date: September 22, 2014	By:	/s/ Sam L. Banks